Exhibit 99.10

 CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Ertan Uludag, do hereby consent to the filing of the written disclosure regarding:
•the Efemçukuru Mineral Resources, dated September 30, 2020;
•Olympias Mineral Resources, dated September 30, 2020;
•Stratoni Mineral Resources, dated September 30, 2020;
•Lamaque Mineral Resources, dated September 30, 2020;
•Bolcana Mineral Resources, dated September 30, 2020;
•"Technical Report, Efemçukuru Gold Mine, Turkey”, effective December 31, 2019;
•“Technical Report, Olympias Mine, Greece”, effective December 31, 2019; and
•other information pertaining to these projects
and the use of my name in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Ertan Uludag
Ertan Uludag, P.Geo.

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